As filed with the Securities and Exchange Commission on August 11, 2021

Registration No. 333-215272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 7 TO

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Cottonwood Communities, Inc.

(Exact name of Registrant as specified in its charter)

1245 Brickyard Rd., Suite 250

Salt Lake City, Utah 84106

(801) 278-0700

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Daniel Shaeffer

Chief Executive Officer

Cottonwood Communities, Inc.

1245 Brickyard Rd., Suite 250

Salt Lake City, Utah 84106

(801) 278-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Darryl Steinhause, Esq. DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121 (858) 677-1400	Robert H. Bergdolt, Esq. Laura K. Sirianni, Esq. DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 (919) 786-2000

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒

Registration No. 333-215272

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Explanatory Note

This Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (No. 333-215272) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits. The following exhibits are filed as part of this registration statement:

Ex.	Description

1.1	Form of Third Amended and Restated Dealer Manager Agreement by and among Cottonwood Communities, Inc., Orchard Securities, LLC and CC Advisors III, LLC

3.1	Articles Supplementary for the Class D and Class T shares of common stock

4.1	Multiple Class Plan

8.1	Opinion of DLA Piper LLP (US) re: tax matters

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on the 11th of August, 2021.

COTTONWOOD COMMUNITIES, INC.

/s/ Adam Larson
Adam Larson, Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities and on the dates indicated:

Name	Title	Date

*	Chief Executive Officer and Director (principal executive officer)	August 11, 2021
Daniel Shaeffer

*	Chief Accounting Officer and Treasurer (principal accounting officer)	August 11, 2021
Susan Hallenberg

/s/ Adam Larson	Chief Financial Officer (principal financial officer)	August 11, 2021
Adam Larson

*	Executive Chairman of the Board and Director	August 11, 2021
Chad Christensen

*	Director	August 11, 2021
Jonathan Gardner

*	Director	August 11, 2021
John Lunt

*	Director	August 11, 2021
Philip White

*By:	/s/ Adam Larson
Adam Larson
Chief Financial Officer and Attorney-in-fact